Exhibit 21.1
Subsidiaries of the Registrant

Name	Jurisdiction
Clinical Data BV	The Netherlands
Clinical Data Incorporated	Massachusetts
Clinical Data Sales & Service, Inc.	Delaware
Electalab, s.r.l.	Italy
Genaissance Pharmaceuticals, Inc.	Delaware
GPSI Acquisition, Inc.	Delaware
Irides Acquisition Corporation	Delaware
Landmark Scientific Asia Pte. Ltd.	Singapore
Lark Technologies, Inc.	Delaware
NovaChem BV	The Netherlands
Spectronetics NV	Curaçao, Netherlands Antilles
Vital Scientific NV	The Netherlands
Vital Diagnostics Pty. Ltd.	Australia
Vital Diagnostics Ltd.	New Zealand